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                             July 6, 2023

       He Yu
       Chairman and Chief Executive Officer
       Kuke Music Holding Limited
       Building 96, 4 San Jian Fang South Block
       Chaoyang District
       Beijing, 100024
       The People's Republic of China

                                                        Re: Kuke Music Holding
Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39859

       Dear He Yu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       VIE Consolidation Schedule, page 7

   1. Please revise the condensed consolidated information to separately identify the WFOEs that are the primary
beneficiaries of the VIEs. In addition, revise the Selected Condensed
                                                        Consolidated Statements
of Comprehensive Income information to present major line
                                                        items, such as costs of
sales, gross profit and operating loss.
       Item 5. Operating and Financial Review and Prospects
       A. Operating Results
       The COVID-19 pandemic, page 72

   2. You state that beginning in January 2020, the COVID-19 pandemic and governmental measures imposed to
contain its spread have disrupted your business. Please revise your
 He Yu
FirstName
Kuke MusicLastNameHe     Yu
              Holding Limited
Comapany
July 6, 2023NameKuke Music Holding Limited
July 6,2 2023 Page 2
Page
FirstName LastName
         disclosure to explain why revenue increased by 82% in 2021 and then declined 61% in
         2022.
Results of Operations, page 75

3. For all periods, please expand your discussion to fully describe and analyze the underlying business reasons for material changes in revenues and expenses. Also, disclose any metrics you track to quantify customer demand. Where multiple drivers are responsible for the changes, please discuss and quantify the effect for each driver identified. Refer to
         Item 5 of Form 20-F, including the related Instructions.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 114

4. We note your statement that you reviewed public filings and your register of members in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
5. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
6.       We note that your disclosures pursuant to Items 16I(b)(2) and b(3) are
provided for    our
         company or any of such variable interest entities    and    Kuke Music
Holding Limited or
         any variable interest entity,    respectively. We also note that
Exhibit 8.1 indicates that you
         have subsidiaries in Hong Kong and countries outside China that are not included in your
         VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

7. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
 He Yu
Kuke Music Holding Limited
July 6, 2023
Page 3
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
Consolidated Financial Statements
18. Financial assets and financial liabilities
Trade receivables, page F-67

8. Please explain to us in detail why the expected credit loss rate went from 4.86% in 2021 to
         87.83% in 2022. Also, explain why you are reserving 49.8% of receivables that are not overdue in 2022 and how you considered IFRS 9(e).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNameHe Yu                                       Sincerely,
Comapany NameKuke Music Holding Limited
                                                              Division of
Corporation Finance
July 6, 2023 Page 3                                           Office of Trade &
Services
FirstName LastName